SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

HF Sinclair Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

403949100

(CUSIP Number)

REH Company

550 East South Temple

Salt Lake City, Utah 84102

Attn: General Counsel

with a copy to:

Scott Wulfe

Alan Beck

Vinson & Elkins LLP

845 Texas Avenue, Suite 4700

Houston, TX 77002

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 10, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 403949100

1	Name of Reporting Person REH Company
2	Check the appropriate box if a member of a group* (a): ☐ (b): ☐
3	SEC use only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Wyoming

Number of Shares Beneficially Owned by the Reporting Person	7	Sole Voting Power 0
	8	Shared Voting Power 45,822,762(1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 43,252,762(1)

11	Aggregate Amount Beneficially Owned by the Reporting Person: 45,822,762(1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 23.0%*
14	Type of Reporting Person CO

*

Calculation of percentage based on a total of 200,730,536 shares of Common Stock outstanding as of November 4, 2022 as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission (“SEC”) on November 7, 2022 less the Common Stock acquired by the Issuer pursuant to the Seventh Repurchase Transaction (as defined below).

(1)

REH Company (f/k/a The Sinclair Companies) (“REH”) is the primary and direct beneficial owner of the 45,822,762 shares indicated above, and the board of directors of REH has all voting and investment power with respect to such shares (subject to the terms of the escrow described below). Among these shares, 2,570,000 shares are currently held in escrow for the purpose of securing REH’s obligations under Section 6.22 of the Business Combination Agreement dated August 2, 2021 (as amended), by and among HF Sinclair Corporation, REH and the other parties thereto. During the term of the escrow, REH has voting power but lacks investment power over the escrowed shares until any such shares are released from the escrow.

CUSIP No. 403949100

1	Name of Reporting Person Carol Orme Holding
2	Check the appropriate box if a member of a group * (a): ☐ (b): ☐
3	SEC use only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by the Reporting Person	7	Sole Voting Power 0
	8	Shared Voting Power 45,822,762(1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 43,252,762(1)

11	Aggregate Amount Beneficially Owned by the Reporting Person 43,252,762(1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 23.0%*
14	Type of Reporting Person IN

*

Calculation of percentage based on a total of 200,730,536 shares of Common Stock outstanding as of November 4, 2022 as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the SEC on November 7, 2022 less the Common Stock acquired by the Issuer pursuant to the Seventh Repurchase Transaction.

(1)

As a result of her relationship with REH, Mrs. Holding may be deemed to beneficially own such shares under applicable securities law and SEC guidance. Mrs. Holding, however, does not intend ever to own such shares directly for investment purposes in the future and expressly disclaims such beneficial ownership to the maximum extent permitted by law.

SCHEDULE 13D

This Amendment No. 6 (this “Amendment”) supplements the information set forth in the Schedule 13D filed by the Reporting Persons with the SEC, as amended from time to time (the “Schedule 13D”), relating to the common stock, par value $0.01 per share (“Common Stock”) of HF Sinclair Corporation, a Delaware corporation (the “Issuer”). All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant. The Schedule 13D is hereby supplementally amended as follows:

Item 4.	Purpose of Transaction

The information contained in Items 3 and 6 of the Schedule 13D is incorporated herein by reference.

On November 10, 2022, the Issuer entered into a Stock Purchase Agreement (the “Seventh Purchase Agreement”) with REH to repurchase 1,650,165 shares of the Issuer’s Common Stock, for $60.60 per share for the aggregate purchase price of $99,999,999 in a privately negotiated transaction (the “Seventh Repurchase Transaction”). The Seventh Repurchase Transaction is expected to close on or about November 15, 2022, subject to customary closing conditions. The foregoing description of the Seventh Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Seventh Purchase Agreement, which is filed as Exhibit 10.8 hereto and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

(a.) – (b.) The aggregate number and percentage of Common Stock beneficially owned by the Reporting Persons (on the basis of a total of 200,730,536 shares of Common Stock outstanding as of November 4, 2022 as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the SEC on November 7, 2022 less the Common Stock acquired by the Issuer pursuant to the Seventh Repurchase Transaction) are as follows:

A. REH Company

i.	Amount beneficially owned: 45,822,762

Percentage: 23.0%

a.	Sole power to vote or to direct the vote: 0

b.	Shared power to vote or to direct the vote: 45,822,762

c.	Sole power to dispose or to direct the disposition of: 0

d.	Shared power to dispose or to direct the disposition of: 43,252,762

B. Carol Orme Holding

i.	Amount beneficially owned: 45,822,762

Percentage: 23.0%

a.	Sole power to vote or to direct the vote: 0

b.	Shared power to vote or to direct the vote: 45,822,762

c.	Sole power to dispose or to direct the disposition of: 0

d.	Shared power to dispose or to direct the disposition of: 43,252,762

The shares set forth above are directly owned by REH and not Mrs. Holding. REH is the primary and direct beneficial owner of the shares indicated above, and the board of directors of REH has all voting and investment power with respect to such shares. However, as a result of her relationship with REH, Mrs. Holding may be deemed to also beneficially own such shares under applicable securities law and SEC guidance. Mrs. Holding, however, does not intend ever to own such shares directly for investment purposes in the future and expressly disclaims such beneficial ownership to the maximum extent permitted by law. REH and Mrs. Holding are collectively referred to herein as the “Reporting Persons.”

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which was filed with the Schedule 13D as Exhibit 99.1, pursuant to which the Reporting Persons have agreed to file this Schedule 13D jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

(c.) To the best knowledge of the Reporting Persons, no transactions were effected by the Reporting Persons during the past 60 days other than the transactions described herein and the transactions pursuant to (i) the Stock Purchase Agreement, dated October 3, 2022, by and between the Issuer and REH (the “Sixth Purchase Agreement”), whereby the Issuer repurchased 914,411 shares of the Issuer’s Common Stock, for $54.68 per share for the aggregate purchase price of $49,999,993, (ii) the Stock Purchase Agreement, dated September 20, 2022, by and between the Issuer and REH, whereby the Issuer repurchased 2,453,385 shares of the Issuer’s Common Stock, for $50.95 per share for the aggregate purchase price of $124,999,966 and (iii) the Stock Purchase Agreement, dated September 28, 2022, by and between the Issuer and REH, whereby the Issuer repurchased 1,881,113 shares of the Issuer’s Common Stock, for $53.16 per share for the aggregate purchase price of $99,999,967. The disclosure regarding the Seventh Repurchase Transaction in Item 4 is incorporated herein by reference. The foregoing description of the Sixth Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Sixth Purchase Agreement, which is filed as Exhibit 10.9 hereto and is incorporated herein by reference.

(d.) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Common Stock beneficially owned by the Reporting Persons, other than as described herein.

(e.) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information contained in Item 3 of the Schedule 13D and Item 4 of this Amendment is incorporated herein by reference.

On November 10, 2022, the Issuer entered into the Seventh Purchase Agreement with REH to repurchase 1,650,165 shares of Common Stock, for $60.60 per share for the aggregate purchase of $99,999,999 in a privately negotiated transaction. The foregoing description of the Seventh Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Seventh Purchase Agreement, which is filed as Exhibit 10.8 hereto and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Exhibit 10.8	Stock Purchase Agreement, dated as of November 10, 2022, by and among HF Sinclair Corporation and REH Company (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K (File No. 001-41325) filed on November 14, 2022).

Exhibit 10.9	Stock Purchase Agreement, dated as of October 3, 2022, by and among HF Sinclair Corporation and REH Company (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K (File No. 001-41325) filed on October 4, 2022).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

November 14, 2022

REH COMPANY

By:	/s/ Ross B. Matthews
Name:	Ross B. Matthews
Title:	Chief Operating Officer

/s/ Carol Orme Holding
Name:	Carol Orme Holding